EXHIBIT 21.1

Sigma Designs, Inc. Listing of Subsidiaries

NAME	JURISDICTION

CopperGate Communications Ltd.	Israel
Sigma Designs (Asia), Ltd.	Hong Kong
Sigma Designs Europe	France
Sigma Designs Japan, KK	Japan
Sigma Designs Technologies Canada, Inc.	Canada
Sigma Designs Technology Singapore Pte. Ltd.	Singapore
Sigma International Limited	Cayman Islands
Zensys Holdings Corporation	Delaware